EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name and State or other Jurisdiction of Incorporation	Registrant’s Percentage Ownership
U. S. Subsidiaries
C/P Products Corp, an Indiana corporation	100%
United Sales and Warehouse of Texas, Inc., a Texas corporation	100%
Foreign Subsidiaries:
The Coast Distribution System (Canada) Inc., Quebec, Canada	100%
Ai-wek a.k.a Eurasia Recreational Vehicle Accessories Taiwan Company	100%

In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, there have been omitted one U.S. subsidiary and four foreign subsidiaries that, if considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of December 31, 2011.